UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioCryst Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09058V103

(CUSIP Number)

L. John Doerr III KPCB Pandemic and Bio Defense Fund, LLC KPTV, LLC 2750 Sand Hill Road Menlo Park, CA 94025 (650) 233-0300	Peter M. Phleger, Esq. Morgan, Lewis & Bockius LLP One Market Spear Street Tower San Francisco, CA 94105

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058V103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) L. John Doerr III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 371,472 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 371,472 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,472 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

(1)   Represents shares held by KPTV, LLC, of which L. John Doerr III is the sole managing member.

CUSIP No. 09058V103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB Pandemic and Bio Defense Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,883,644 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,883,644 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,883,644 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) CO

(1)   Includes warrants to purchase 487,179 shares of Issuer’s Common Stock.

CUSIP No. 09058V103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPTV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 371,472

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 371,472

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09058V103

This Amendment No. 1 to Statement on Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) with respect to shares of Common Stock of BioCryst Pharmaceuticals, Inc. (“BioCryst” or the “Issuer”) to supplement the statements on Schedule 13D previously filed by them. Except as supplemented herein, such statements remain in full force and effect.

Item 2.	Identity and Background

This statement is filed by L. John Doerr III (“Doerr”), KPCB Pandemic and Bio Defense Fund, LLC, formerly known as Kleiner, Perkins, Caufield & Byers Holdings, LLC (“KPCB Pandemic”), and KPTV, LLC (“KPTV”), each a “Reporting Person” and collectively the “Reporting Persons” in this Schedule 13D. Although this statement is being made jointly by the Reporting Persons, each Reporting Person expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The agreement between the Reporting Persons relating to the joint filing of this Schedule is attached as Exhibit A hereto.

On February 15, 2006, Kleiner, Perkins, Caufield & Byers Holdings, LLC changed its name to KPCB Pandemic and Bio Defense Fund, LLC and KPCB PBD Associates, LLC (“KPCB Associates”) replaced Doerr and Brook Byers as the sole managing member of KPCB Pandemic.

KPCB Associates is a limited liability company organized under the laws of the State of Delaware.  The principal business address of KPCB Associates is c/o Kleiner, Perkins, Caufield & Byers, 2750 Sand Hill Road Menlo Park, CA 94025.  The managing members of KPCB Associates are Doerr, Brook Byers, Ray Lane, Joseph Lacob, and Theodore Schlein, each of which is a citizen of the United States and whose principal occupation is to act as an investor and to act as an officer, director or other manager of various entities engaged in investment activities, including as managing member of KPCB Associates.  The principal business address of Doerr, Brook Byers, Ray Lane, Joseph Lacob, and Theodore Schlein is c/o Kleiner, Perkins, Caufield & Byers, 2750 Sand Hill Road Menlo Park, CA 94025. No managing member of KPCB Associates has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).  During the past five years, no managing member of KPCB Associates was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In addition to the shares of the Issuers Common Stock that are the subject of the originally filed Schedule 13D, KPCB Pandemic acquired additional shares of the Issuer’s Common Stock and warrants to purchase shares of Issuer’s Common Stock that are the subject of this Amendment No. 1 to Schedule 13D for cash, pursuant to a Stock and Warrant Purchase Agreement by and among the Issuer, KPCB Pandemic and certain other investors dated as of August 6, 2007 (the “Stock and Warrant Purchase Agreement”), filed as Exhibit B hereto.

References to, and descriptions of, the Stock and Warrant Purchase Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Stock and Warrant Purchase Agreement included in Exhibit B to this Schedule 13D. This agreement is incorporated into this Schedule 13D where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Ownership of Shares of Issuer’s Common Stock

The approximate percentages of shares of the Issuer’s Common Stock reported as beneficially owned by the Reporting Persons are based on 37,851,093 shares of the Issuer’s Common Stock outstanding as of August 9, 2006. This amount represents 29,535,580 shares that were outstanding as of August 6, 2007, as represented by the Issuer in the Stock Purchase Agreement, plus a total of 8,315,513 shares of Issuer’s Common Stock purchased pursuant to the Stock and Warrant Purchase Agreement, which closed on August 9, 2007.  This amount excludes warrants to purchase 3,159,895 shares of Issuer’s Common Stock purchased pursuant to the Stock and Warrant Purchase Agreement.  The percentage ownership of KPCB Pandemic is calculated assuming the exercise of its warrants but no others.

Amount beneficially owned: See Row 11 of cover page for each Reporting Person.

Percent of class: See Row 13 of cover page for each Reporting Person.

Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.

(ii)        Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.

(iii)       Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

(iv)       Shared power to dispose or to direct the disposition: See Row 10 of cover page for each Reporting Person.

(c)         Recent Transactions

Except as set forth herein, the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past sixty days.

(d)        Right to Receive Dividends

Not applicable.

(e)        Ownership of Less Than 5% of the Class of Securities

As of February 15, 2006, when KPCB Associates became the sole managing member of KPCB Pandemic, Doerr and KPTV owned less than 5% of the outstanding shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 are incorporated herein by reference. Except as otherwise described therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit A:                              Joint Filing Agreement, dated August 13, 2007, between the Reporting Persons.

Exhibit B:                              Stock and Warrant Purchase Agreement, dated August 6, 2007, by and among the Issuer, KPCB Pandemic and other investors listed therein.*

Exhibit C:                             Form of Warrant**

*      Incorporated by reference to Exhibit 4.1 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007.

**   Incorporated by reference to Exhibit 4.2 to Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2007

/s/ L. John Doerr III

L. JOHN DOERR III, an individual

KPCB PANDEMIC AND BIO DEFENSE FUND, LLC

By:	/s/ Brook Byers

Name:	Brook Byers

Title:	Managing Member

KPTV, LLC

By:	/s/ L. John Doerr III

Name:	L. John Doerr III

Title:	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the ownership by each of the undersigned of shares of BioCryst Pharmaceuticals, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. The undersigned acknowledge and agree that L. John Doerr III is the designated filer on behalf of the parties hereto. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: August 16, 2007

/s/ L. John Doerr III

L. JOHN DOERR III, an individual

KPCB PANDEMIC AND BIO DEFENSE FUND, LLC

By:	/s/ Brook Byers

Name:	Brook Byers

Title:	Managing Member

KPTV, LLC

By:	/s/ L. John Doerr III

Name:	L. John Doerr III

Title:	Managing Member